Exhibit 21.1
NCI BUILDING SYSTEMS, INC.
List of Subsidiaries

NCI Group, Inc.	Nevada
Steelbuilding.com, LLC	Delaware
Building Systems de Mexico, S.A. de C.V.	Mexico
Robertson-Ceco II Corporation	Delaware
Robertson Building Systems Limited	Ontario, Canada
CENTRIA	Pennsylvania General Partnership
Centria, Inc.	Pennsylvania